XOMETRY, INC.

7529 Standish Place

Suite 200

Derwood, MD 20855

June 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer

Rufus Decker

Charlie Guidry

Erin Jaskot

Re:	Xometry, Inc.

Registration Statement on Form S-1

File No. 333-256769

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Xometry, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 29, 2021, or as soon as thereafter practicable, or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes each of Eric Blanchard and David Peinsipp of Cooley LLP, counsel to the Company, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Blanchard of Cooley LLP, counsel to the Company, at (212) 479-6565, or in his absence, David Peinsipp at (415) 693-2177.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

XOMETRY, INC.

By:	/s/ Randolph Altschuler
Name:	Randolph Altschuler
Title:	Chief Executive Officer

cc:	James Rallo, Xometry, Inc.

Laurence Zuriff, Xometry, Inc.

Kristie Scott, Xometry, Inc.

Eric Blanchard, Cooley LLP

David Peinsipp, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP